412 N. Wells Street

Chicago, IL 60654

November 3, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark
Claire Erlanger

Re:	Kellanova Form 10-K for the Year Ended December 31, 2022 Filed February 21, 2023 File No. 001-04171

Ladies and Gentlemen:

Kellanova, a Delaware corporation (the “Company,” “we,” “our”), is writing to respond to the comments raised in the letter to the Company, dated October 31, 2023, from the staff of the Securities and Exchange Commission (the “Staff”) related to the Company’s Form 10-K for the year ended December 31, 2022 filed on February 21, 2023 (the “Form 10-K”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 30

1. We note that your non-GAAP measure “cash flow” is defined as cash provided by operating activities less capital expenditures. Please note that it is not appropriate to use a title for your non-GAAP financial measure that appears to be the same as, or confusingly similar to, a title used for a GAAP financial measure. Please revise the title of your non-GAAP measure “cash flow” to distinguish it from similar GAAP measures. Please refer to the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K.

Securities and Exchange Commission

November 3, 2023

Response

In response to the Staff’s comment, in accordance with the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K, the Company will update the title of the non-GAAP measure “cash flow” to “free cash flow” in future filings.

Financial Statements

Notes to Consolidated Financial Statements

Note 17. Reportable Segments, page 91

2. We note your geographic information on page 93, which discloses net sales for the United States, and all other countries combined. We further note from your second quarter 2023 earnings call that Nigeria represents approximately 10% of your sales. Please revise to separately disclose material sales related to any individual foreign country in accordance with ASC 280-10-50-41a.

Response

The Company respectfully informs the Staff that in connection with its regular assessment completed in accordance with ASC 280 to identify required disclosure of net sales for individual foreign countries, the Company concluded that no foreign country, including Nigeria, is individually material to the Company or represents 10% or more of the Company’s revenues. The statement that was made by the Company in response to a question received during the question and answer portion of the second quarter 2023 earnings call stated that “Nigeria is about 10% of our sales,” and this statement was followed up with the Company’s disclosure on page 22 of the Company’s Form 10-Q for the quarterly period ended July 1, 2023, filed on August 3, 2023, which stated that “Net sales of our Nigerian business were 8% of our consolidated net sales for the year-to-date period ended July 1, 2023 but could become a smaller percentage of our overall sales if exchange rates as of the end of the second quarter persist throughout the remainder of 2023.” Additionally, the net sales of our Nigerian business were less than 9% of consolidated net sales reported in the Company’s Form 10-K for the year ended December 31, 2022. In connection with future filings, the Company will continue to complete the required assessment in accordance with ASC 280 to identify any individual foreign country that becomes material to the Company or represents 10% or more of the Company’s revenues, and it will modify its disclosures as required by such guidance.

* * * *

Securities and Exchange Commission

November 3, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (269) 660-7588.

Sincerely,

KELLANOVA

By:	/s/ Amit Banati
Name:	Amit Banati
Title:	Vice Chairman & Chief Financial Officer